UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                            (AMENDMENT NO. * )

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           HealthGate Data Corp.
------------------------------------------------------------------------------

                              (Name of Issuer)


                        Common Stock, $.01 par value
------------------------------------------------------------------------------

                       (Title of Class of Securities)


                                42222h 10 6
------------------------------------------------------------------------------

                               (CUSIP Number)

                           NANCY E. BARTON, ESQ.
                    GENERAL ELECTRIC CAPITAL CORPORATION
                            260 LONG RIDGE ROAD
                        STAMFORD, CONNECTICUT 06927
                               (203) 357-4000
------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                              January 31, 2000
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                                SCHEDULE 13D



CUSIP NO. 42222h 10 6                         Page 2 of  12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    GE Capital Equity Investments, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,506,456

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,506,456

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,506,456

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5%

14  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 42222h 10 6                         Page 3 of  12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       2,506,456

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    2,506,456

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,506,456

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    14.5%

14  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 42222h 10 6                         Page 4 of  12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Capital Services, Inc.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    Not applicable.

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       Disclaimed.  See 11 below.

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    Disclaimed.  See 11 below.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    Beneficial ownership of all shares is disclaimed by General Electric Capital Services, Inc.

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    Not Applicable.  See 11 above.

14  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 42222h 10 6                         Page 5 of  12 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    General Electric Company

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [x]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York, U.S.A.

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           1,189,800

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       Disclaimed.  See 11 below.

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         1,189,800

                10  SHARED DISPOSITIVE POWER

                    Disclaimed.  See 11 below.

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,189,800 (Beneficial ownership of shares held by GE Capital Equity Investments, Inc. is disclaimed by General Electric Company).

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    6.9%

14  TYPE OF REPORTING PERSON

     CO

ITEM 1.  Security and Issuer
         -------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of HealthGate Data Corp., a Delaware corporation (the "Issuer" or "Company"). The principal executive offices of the Issuer are located at 25 Corporate Drive, Suite 310, Burlington, Massachusetts 01803.


ITEM 2.  Identity and Background
         -----------------------

     This statement is filed by General Electric Capital Corporation ("GE Capital"), for and on behalf of itself, GE Capital Equity Investments, Inc. ("GE Equity"), General Electric Capital Services, Inc. ("GECS") and General Electric Company ("GE"). GE Equity is a wholly-owned subsidiary of GE Capital; GE Capital is a subsidiary of GECS; and GECS is a subsidiary of GE. GE Equity, GE Capital, GECS and GE are referred to herein collectively as the "Reporting Persons." An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

     GE Equity is a Delaware corporation with its principal executive offices located at 120 Long Ridge Road, Stamford, Connecticut 06927. The principal business activities of GE Equity are the making, managing and disposing of investments in private and public companies. GE Capital is a New York corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GE Capital, together with its affiliates, operates primarily in the financing industry and, to a lesser degree, in the life insurance and property/casualty insurance industries. GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. GECS is a holding company which owns all the common stock of GE Capital and other subsidiaries. GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GE Capital, GE Equity, GECS and GE are set forth on Schedules I, II, III and IV attached hereto, respectively.

     Except as set forth below, during the last five years none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                            Page 6 of 12 Pages

     Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April,  1994,  GE's U.K.  subsidiary,  IGE Medical  Systems Limited
("IGEMS") discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution ("HMIP") charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The act provides that a registrant like IGEMS, which "does not comply with a limitation on or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of (pound) 5,000 and assessed costs of (pound) 5,754. The prosecutor's presentation focused primarily on the 1991 change in internal IGEMS procedures and, in particular, the source logging procedure. The prosecutor complimented IGEMS' investigation and efforts to locate the source and advised the court that IGEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, IGEMS emphasized the significant infrastructure and expense undertaken by IGEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.

     To the best knowledge of the applicable Reporting Person, all persons identified in Schedules I through IV are United States citizens, except that: P. Fresco is a citizen of Italy, C.X. Gonzalez is a citizen of Mexico and Andrea Jung is a citizen of Canada.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

     Pursuant to the Stock Purchase Agreement dated as of April 5, 1999 (the "April Stock Purchase Agreement"), a copy of which is attached as
Exhibit 2 hereto and is hereby incorporated by reference herein, GE Equity agreed to purchase 87,364 shares of the Issuer's Series E Convertible Preferred Stock for aggregate consideration of $999,994.55 at an initial closing, which was subsequently held on April 7, 1999, and 458,664 shares of the Issuer's Series E Convertible Preferred Stock for an aggregate consideration of $5,250,005.74 at a second closing, which was subsequently held on April 21, 1999. The funds used to purchase these preferred shares were obtained by GE Equity from working capital. In connection with the purchase of these preferred shares, GE Equity entered into a Registration Agreement dated April 7, 1999 (the "April Registration Agreement") and the Amended and Restated Stockholders Agreement dated as of April 7, 1999 (the "Stockholders Agreement"), copies of which are attached as Exhibits 3 and 4 hereto, respectively, and are hereby incorporated by reference herein. As of the closing of the Issuer's initial public offering (the "IPO") on

                            Page 7 of 12 Pages

January 31, 2000, the preferred shares held by GE Equity were converted into 2,165,547 shares of Common Stock (the "Converted Preferred Shares").

     On June 11, 1999, GE and the Issuer entered into a Warrant Purchase Agreement (the "Warrant Purchase Agreement"), a copy of which is attached as Exhibit 5 hereto and is hereby incorporated by reference herein, pursuant to which GE acquired a warrant (the "Warrant") to purchase 1,189,900 shares of Common Stock. The Warrant, a copy of which is attached as Exhibit 6 hereto and is hereby incorporated by reference herein, is exercisable through June 17, 2004 at a price of $3.46 per share. In addition, GE and the Company entered into a Development and Distribution
Agreement dated as of June 11, 1999 (the "Development and Distribution Agreement") and a Registration Agreement dated as of June 17, 1999 (the "June Registration Agreement"), copies of which are attached as Exhibits 7 and 8 hereto, respectively, and are hereby incorporated by reference herein, and GE entered into a lock-up agreement with respect to the Issuer's securities following an IPO and the Stockholders Agreement was amended to add GE as a party thereto.

     Pursuant to the Stock Purchase Agreement dated as of January 18, 2000 (the "January Stock Purchase Agreement"), a copy of which is attached as
Exhibit 9 hereto and is hereby incorporated by reference herein, GE Equity agreed to purchase $3,750,000 of Common Stock from the Issuer in a private placement to close concurrently with the IPO at the same per share price at which Common Stock is sold in the IPO. As of January 31, 2000, GE Equity purchased 340,909 shares (the "January Common Shares") of Common Stock from the Issuer for $3,750,000. The funds used to purchase these shares were obtained by GE Equity from working capital.

     The Stockholders Agreement was terminated upon closing of the IPO.


ITEM 4.  Purpose of Transaction
         ----------------------

     GE Equity acquired the Converted Preferred Shares and the Common Shares and GE acquired the Warrant as an investment.

     Each of GE Equity and GE intends to review its investment on a regular basis and as a result thereof may at any time or from time to time, acquire additional securities of the Issuer or dispose of all or a portion of any securities of the Issuer in the open market or otherwise. Any such acquisition or disposition would be made in compliance with all applicable laws and regulations.

     The Issuer had agreed that, effective with the closing of the IPO, unless waived by GE Equity, the Issuer would nominate and recommend for election as a director a designee of GE Equity. GE Equity has since waived this right.

     Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Issuer, it should be noted that the possible activities of the Reporting Persons are subject to change at any time.

                            Page 8 of 12 Pages

     Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

     GE Equity and GECC share voting and dispositive power with respect to 2,506,456 shares of Common Stock, representing approximately 14.5% of the outstanding shares of Common Stock. GE has sole voting and dispositive power with respect to 1,189,800 shares of Common Stock issuable upon the conversion of the Warrant, representing approximately 6.5% of the outstanding shares of Common Stock (assuming the exercise of the Warrant).

     The responses of each Reporting Person to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

     As described in detail in Item 3 above, GE Equity acquired 340,909 shares of Common Stock for $3,750,000 from the Issuer in a private placement on January 31, 2000.

     Except as set forth above, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         -----------------------------------

     Reference is made to the April Stock Purchase Agreement, the April Registration Agreement, the Stockholders Agreement, the Warrant Purchase Agreement, the Warrant, the Development and Distribution Agreement, the
June Registration Agreement, the January Stock Purchase Agreement, the Letter of Engagement dated November 29, 1999 by and between the Issuer and GE and the Amendment Number One dated December 22, 1999 to the Development and Distribution Agreement by and between the Issuer and GE, copies of which are attached as Exhibits 2 to 11 hereto, respectively, and which are hereby incorporated by reference herein.

     The Issuer had agreed that, effective with the closing of the IPO, unless waived by GE Equity, the Issuer would nominate and recommend for election as a director a designee of GE Equity. GE Equity has since waived this right.

     Pursuant to the April Registration Agreement, the Issuer granted registration rights with respect to the Converted Preferred Shares to GE Equity. Pursuant to the April Registration Agreement, at any time commencing six months after the closing of the IPO, GE Equity may request registration under the Securities Act of 1933, as amended (the "Securities Act") of all or part of the Converted Preferred Shares on (i) Form S-1 or any similar or successor long-form registration("Long-Form Registrations"), or (ii) Form S-3 or any similar or successor short-form registration ("Short-Form Registrations"), if a Short-Form Registration is then available to the Issuer. Pursuant to the April Registration Agreement, GE Equity is entitled to request two Long-Form Registrations in which the Issuer will pay all registration expenses; provided that each Long-Form

                            Page 9 of 12 Pages

Registration include the lesser of (i) at least 30% of the Converted Preferred Shares and (ii) Converted Preferred Shares having a minimum anticipated offering price of at least $5,000,000. In addition, pursuant to the April Registration Agreement, GE Equity is entitled to request not more than four Short-Form Registrations in which the Issuer will pay all registration expenses.

     Pursuant to the June Registration Agreement, the Issuer granted registration rights with respect to the shares issuable upon exercise of the Warrant to GE. Pursuant to the June Registration Agreement, GE is entitled to request one Long-Form Registration and two Short-Form Registrations, with respect to the shares issuable upon exercise of the Warrant, in which the Issuer will pay all registration expenses.

     Pursuant to the January Stock Purchase Agreement, the Issuer agreed to include the January Common Shares with the Converted Preferred Shares under the April Registration Agreement, thus granting the same registration rights to the January Common Shares as described above with respect to the Converted Preferred Shares.

     Pursuant to agreements with an underwriter of the IPO, GE Equity and GE have agreed not to sell or otherwise transfer away ownership of any shares of Common Stock or securities convertible into Common Stock, including the Warrant, for a period of 180 days following the IPO.

     Except as set forth or incorporated by reference in this Schedule 13D, no Reporting Person nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedules I through IV, has any contracts, arrangements, understandings or relationships beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.


ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Exhibit 1:     Joint Filing Agreement among the Reporting Persons

Exhibit 2: Stock Purchase Agreement dated as of April 5, 1999 by and between the Issuer, GE Equity and Blackwell Science, Ltd. (Previously filed as Exhibit 10.19 to the Issuer's Amendment No. 7 to Registration Statement on Form S-1 filed on November 24, 1999).

Exhibit 3: Registration Agreement dated April 7, 1999 by and between the Issuer, GE Equity, Blackwell Science, Ltd. and Blackwell Wissenschafts-Verlag GmbH (Previously filed as Exhibit 4.7 to the Issuer's Registration Statement on Form S-1 filed on April 23, 1999).

                            Page 10 of 12 Pages

Exhibit 4: Amended and Restated Stockholders Agreement dated April 7, 1999 by and among the Issuer and certain stockholder signatories thereto (Previously filed as Exhibit 4.9 to the Issuer's Registration Statement on Form S-1 filed on April 23, 1999).

Exhibit 5: Warrant Purchase Agreement dated as of June 11, 1999 by and between the Issuer, GE (Previously filed as Exhibit 10.30 to the Issuer's Amendment No. 7 to Registration Statement on Form S-1 filed on November 24, 1999).

Exhibit 6: Warrant to Purchase Common Stock of the Issuer dated June 17, 1999 issued to GE (Previously filed as Exhibit 10.31 to the Issuer's Amendment No. 4 to Registration Statement on Form S-1 filed on July 16, 1999).

Exhibit 7: Development and Distribution Agreement dated as of June 11, 1999 by and between the Issuer and GE (through its GE Medical Systems operating unit) (Previously filed as Exhibit
               10.27 to the Issuer's Amendment No. 7 to Registration Statement on Form S-1 filed on November 24, 1999).

Exhibit 8: Registration Agreement dated June 17, 1999 by and between the Issuer and GE (Previously filed as Exhibit 4.10 to the Issuer's Amendment No. 4 to Registration Statement on Form S-1 filed on July 16, 1999).

Exhibit 9: Stock Purchase Agreement dated as of January 18, 2000 by and between the Issuer, GE Equity and NBC Internet, Inc. (Previously filed as Exhibit 10.45 to the Issuer's Amendment No. 9 to Registration Statement on Form S-1 filed on January 19, 2000).

Exhibit 10: Letter of Engagement dated November 29, 1999 by and between the Issuer and GE (through its GE Medical Systems operating unit) (Previously filed as Exhibit 10.43 to the Issuer's Amendment No. 8 to Registration Statement on Form S-1 filed on December 29, 1999).

Exhibit 11: Amendment Number One dated December 22, 1999 to Development and Distribution Agreement by and between the Issuer and GE (through its GE Medical Systems operating unit) (Previously filed as Exhibit 10.44 to the Issuer's Amendment No. 8 to Registration Statement on Form S-1 filed on December 29,
               1999).

Exhibit 12:    Powers of Attorney.

                            Page 11 of 12 Pages

                                 SIGNATURE
                                 ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      GENERAL ELECTRIC CAPITAL CORPORATION


                                      By: /s/ Michael E. Pralle
                                         ---------------------------------
                                         Name:  Michael E. Pralle
                                         Title: Vice President


                                      GE CAPITAL EQUITY INVESTMENTS, INC.


                                      By: /s/  Michael E. Pralle
                                         ---------------------------------
                                         Name:   Michael E. Pralle
                                         Title:  President/General Manager


                                      GENERAL ELECTRIC CAPITAL SERVICES, INC.



                                      By: /s/ Michael E. Pralle
                                         ---------------------------------
                                         Name:    Michael E. Pralle
                                         Title:   Attorney-in-fact*


                                      GENERAL ELECTRIC COMPANY



                                      By: /s/  Michael E. Pralle
                                         ---------------------------------
                                         Name:   Michael E. Pralle
                                         Title:  Attorney-in-fact*

Dated:        February 9, 2000

--------------------
*     Pursuant to a Power of Attorney attached hereto as Exhibit 12.






                            Page 12 of 12 Pages

SCHEDULE I

               GENERAL ELECTRIC CAPITAL CORPORATION DIRECTORS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

James R. Bunt        General Electric Company   Vice President
                     3135 Easton Turnpike       and Treasurer,
                     Fairfield, CT 06431        General Electric
                                                Company

David L. Calhoun     General Electric Capital   Executive Vice President
                     Services, Inc.             General Electric Capital
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Services, Inc.

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

B.W. Heineman, Jr.   General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       General Counsel and
                     Fairfield, CT 06431        Secretary, General Electric
                                                Company

J.R. Immelt          General Electric Company   Senior Vice President -
                     P.O. Box 414               GE Medical Systems
                     Milwaukee, WI 53201

W.J. McNerney, Jr.   General Electric Company   Senior Vice President -
                     1 Neumann Way              GE Aircraft Engines
                     Cincinnati, OH  05215

John H. Myers        303 Summer Street          Chief Executive Officer,
                     Stamford, CT  06904        GE Investments, Inc.

R.L. Nardelli        General Electric Company   Senior Vice President -
                     1 River Road               GE Power Systems
                     Schenectady, NY 12345

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

G.M. Reiner          General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       Chief Information Officer,
                     Fairfield, CT 06431        General Electric Company

John M Samuels       General Electric Company   Vice President and
                     3135 Easton Turnpike       Senior Counsel - Corporate
                     Fairfield, CT  06431       Tax, General Electric Company

K.S. Sherin          General Electric Company   Senior Vice President
                     3135 Easton Turnpike       Finance and Chief Financial
                     Fairfield, CT 06431        Officer, General Electric
                                                Company

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

J.F. Welch, Jr.      General Electric Company   Chairman of the Board
                     3135 Easton Turnpike       and Chief Executive
                     Fairfield, CT 06431        Officer, General Electric
                                                Company


          GENERAL ELECTRIC CAPITAL CORPORATION EXECUTIVE OFFICERS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------



Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

James A. Colica      General Electric           Senior Vice President,
                     Capital Corporation        Global Risk Management,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Richard D'Avino      General Electric           Senior Vice President,
                     Capital Corporation        Taxes, General Electric
                     260 Long Ridge Road        Capital Corporation
                     Stamford, CT  06927

Michael D. Frazier   General Electric           Senior Vice President,
                     Capital Corporation        Insurance/ Investment
                     260 Long Ridge Road        Products, General Electric
                     Stamford, CT  06927        Capital Corporation

Robert L. Lewis      General Electric           Senior Vice President,
                     Capital Corporation        Structured Finance Group,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Marc J. Saperstein   General Electric           Senior Vice President,
                     Capital Corporation        Human Resources,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Jeffrey S. Werner    General Electric           Senior Vice President,
                     Capital Corporation        Corporate Treasury and
                     260 Long Ridge Road        Global Funding Operation,
                     Stamford, CT  06927        General Electric Capital
                                                Corporation

SCHEDULE II

                GE CAPITAL EQUITY INVESTMENTS, INC. DIRECTOR


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Michael E. Pralle    GE Capital Equity          President and Chairman of
                     Investments, Inc.          the Board, GE Capital
                     120 Long Ridge Road        Equity Investments, Inc.
                     Stamford, CT  06927


                GE CAPITAL EQUITY INVESTMENTS, INC. OFFICERS


                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Michael E. Pralle    GE Capital Equity          President and Chairman of
                     Investments, Inc.          the Board, GE Capital
                     120 Long Ridge Road        Equity Investments, Inc.
                     Stamford, CT  06927

Jonathan K. Sprole   GE Capital Equity          Vice President, General
                     Investments, Inc.          Counsel and Secretary,
                     120 Long Ridge Road        GE Capital Equity
                     Stamford, CT  06927        Investments, Inc.

Iain MacKay          GE Capital Equity          Vice President-Finance
                     Investments, Inc.          and Treasurer,
                     120 Long Ridge Road        GE Capital Equity
                     Stamford, CT  06927        Investments, Inc.

Joseph Swezey        GE Capital Equity          Vice President-Controller,
                     Investments, Inc.          GE Capital Equity
                     120 Long Ridge Road        Investments, Inc.
                     Stamford, CT  06927

Barbara J. Gould     GE Capital Equity          Vice President, Associate
                     Investments, Inc.          General Counsel and
                     120 Long Ridge Road        Assistant Secretary, GE
                     Stamford, CT  06927        Capital Equity Investments, Inc.

Peter J. Muniz       GE Capital Equity          Vice President, Associate
                     Investments, Inc.          General Counsel and
                     120 Long Ridge Road        Assistant Secretary, GE
                     Stamford, CT  06927        Capital Equity Investments, Inc.

Bryant Cohen         GE Capital Equity          Vice President-Taxes,
                     Investments, Inc.          GE Capital Equity
                     120 Long Ridge Road        Investments, Inc.
                     Stamford, CT  06927

SCHEDULE III

             GENERAL ELECTRIC CAPITAL SERVICES, INC. DIRECTORS

                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

James R. Bunt        General Electric Company   Vice President
                     3135 Easton Turnpike       and Treasurer,
                     Fairfield, CT 06431        General Electric
                                                Company

David L. Calhoun     General Electric Capital   Executive Vice President
                     Services, Inc.             General Electric Capital
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Services, Inc.

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

B.W. Heineman, Jr.   General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       General Counsel and
                     Fairfield, CT 06431        Secretary, General Electric
                                                Company

J.R. Immelt          General Electric Company   Senior Vice President -
                     P.O. Box 414               GE Medical Systems
                     Milwaukee, WI 53201

W.J. McNerney, Jr.   General Electric Company   Senior Vice President -
                     1 Neumann Way              GE Aircraft Engines
                     Cincinnati, OH  05215

John H. Myers        303 Summer Street          Chief Executive Officer,
                     Stamford, CT  06904        GE Investments, Inc.

R.L. Nardelli        General Electric Company   Senior Vice President -
                     1 River Road               GE Power Systems
                     Schenectady, NY 12345

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

G.M. Reiner          General Electric Company   Senior Vice President -
                     3135 Easton Turnpike       Chief Information Officer,
                     Fairfield, CT 06431        General Electric Company

John M Samuels       General Electric Company   Vice President and
                     3135 Easton Turnpike       Senior Counsel - Corporate
                     Fairfield, CT  06431       Tax, General Electric Company

K.S. Sherin          General Electric Company   Senior Vice President
                     3135 Easton Turnpike       Finance and Chief Financial
                     Fairfield, CT 06431        Officer, General Electric
                                                Company

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

J.F. Welch, Jr.      General Electric Company   Chairman of the Board
                     3135 Easton Turnpike       and Chief Executive
                     Fairfield, CT 06431        Officer, General Electric
                                                Company


         GENERAL ELECTRIC CAPITAL SERVICES, INC. EXECUTIVE OFFICERS

                     PRESENT                    PRESENT
NAME                 BUSINESS ADDRESS           PRINCIPAL OCCUPATION
----                 ----------------           --------------------

Joan C. Amble        General Electric           Vice President and
                     Capital Corporation        Controller General Electric
                     260 Long Ridge Road        Capital Services, Inc.
                     Stamford, CT  06927

Nigel D.T. Andrews   General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Nancy E. Barton      General Electric           Senior Vice President,
                     Capital Corporation        General Counsel and
                     260 Long Ridge Road        Secretary, General Electric
                     Stamford, CT  06927        Capital Corporation

David L. Calhoun     General Electric Capital   Executive Vice President
                     Services, Inc.             General Electric Capital
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Services, Inc.

James A. Colica      General Electric           Senior Vice President,
                     Capital Corporation        Global Risk Management,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Richard D'Avino      General Electric           Senior Vice President,
                     Capital Corporation        Taxes, General Electric
                     260 Long Ridge Road        Capital Corporation
                     Stamford, CT  06927

Barbara E. Daniele   General Electric Capital   Vice President and
                     Services, Inc.             Senior Litigation Counsel,
                     260 Long Ridge Road        General Electric Capital
                     Stamford, CT  06927        Services, Inc.

D.D. Dammerman       General Electric Company   Vice Chairman of the Board,
                     3135 Easton Turnpike       Executive Officer, General
                     Fairfield, CT 06431        Electric Company; Chairman
                                                and Chief Executive Officer,
                                                General Electric Capital
                                                Services, Inc.

Michael D. Frazier   General Electric           Senior Vice President,
                     Capital Corporation        Insurance/ Investment
                     260 Long Ridge Road        Products, General Electric
                     Stamford, CT  06927        Capital Corporation

Robert L. Lewis      General Electric           Senior Vice President,
                     Capital Corporation        Structured Finance Group,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Denis J. Nayden      General Electric           President and Chief
                     Capital Corporation        Executive Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Michael A. Neal      General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

James A. Parke       General Electric           Executive Vice President
                     Capital Corporation        and Chief Financial Officer,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Marc J. Saperstein   General Electric           Senior Vice President,
                     Capital Corporation        Human Resources,
                     260 Long Ridge Road        General Electric
                     Stamford, CT  06927        Capital Corporation

Edward D. Stewart    General Electric           Executive Vice President,
                     Capital Corporation        General Electric Capital
                     260 Long Ridge Road        Corporation
                     Stamford, CT  06927

Jeffrey S. Werner    General Electric           Senior Vice President,
                     Capital Corporation        Corporate Treasury and
                     260 Long Ridge Road        Global Funding Operation,
                     Stamford, CT  06927        General Electric Capital
                                                Corporation

Schedule IV


                          GENERAL ELECTRIC COMPANY

                                 DIRECTORS


                     PRESENT                      PRESENT
NAME                 BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----                 ----------------             --------------------

J.I. Cash, Jr.       Harvard Business School      Professor of Business
                     Morgan Hall                  Administration-Graduate
                     Soldiers Field Road          School of Business
                     Boston, MA 02163             Administration, Harvard
                                                  University

S.S. Cathcart        222 Wisconsin Avenue         Retired Chairman,
                     Suite 103                    Illinois Tool Works
                     Lake Forest, IL 60045

D.D. Dammerman       General Electric Company     Vice Chairman of the Board,
                     3135 Easton Turnpike         Executive Officer, General
                     Fairfield, CT 06431          Electric Company; Chairman
                                                  and Chief Executive Officer,
                                                  General Electric Capital
                                                  Services, Inc.

P. Fresco            Fiat SpA                     Chairman of the Board,
                     via Nizza 250                Fiat SpA
                     10126 Torino, Italy

A. M. Fudge          Kraft Foods, Inc.            Executive Vice President,
                     555 South Broadway           Kraft Foods, Inc.
                     Tarrytown, NY  10591

C.X. Gonzalez        Kimberly-Clark de Mexico,    Chairman of the Board
                       S.A. de C.V.               and Chief Executive
                     Jose Luis Lagrange 103,      Officer,
                     Tercero Piso                 Kimberly-Clark de Mexico,
                     Colonia Los Morales          S.A. de C.V.
                     Mexico, D.F. 11510, Mexico

A. Jung              Avon Products, Inc.          President and Chief
                     1345 Avenue of the Americas  Executive Officer,
                     New York, NY  10105          Avon Products, Inc.

K.G. Langone         Invemed Associates, Inc.     Chairman, President and
                     375 Park Avenue              Chief Executive Officer,
                     New York, NY  10152          Invemed Associates, Inc.

Scott G. McNealy     Sun Microsystems, Inc.       Chairman, President and
                     901 San Antonio Road         Chief Executive Officer,
                     Palo Alto, CA 94303-4900     Sun Microsystems, Inc.

G.G. Michelson       Federated Department Stores  Former Member of the
                     151 West 34th Street         Board of Directors,
                     New York, NY 10001           Federated Department
                                                  Stores

S. Nunn              King & Spalding              Partner, King & Spalding
                     191 Peachtree Street, N.E.
                     Atlanta, Georgia 30303

J.D. Opie            General Electric Company     Vice Chairman of the
                     3135 Easton Turnpike         Board and Executive
                     Fairfield, CT 06431          Officer, General Electric
                                                  Company

R.S. Penske          Penske Corporation           Chairman of the Board
                     13400 Outer Drive, West      and President, Penske
                     Detroit, MI 48239-4001       Corporation

F.H.T. Rhodes        Cornell University           President Emeritus
                     3104 Snee Building           Cornell University
                     Ithaca, NY 14853

A.C. Sigler          Champion International       Retired Chairman of the
                      Corporation                 Board and CEO
                     1 Champion Plaza             and former Director,
                     Stamford, CT 06921           Champion International
                                                  Corporation

D.A. Warner III      J. P. Morgan & Co., Inc.     Chairman of the Board,
                     & Morgan Guaranty Trust Co.  President, and Chief
                     60 Wall Street               Executive Officer,
                     New York, NY 10260           J.P. Morgan & Co.
                                                  Incorporated and Morgan
                                                  Guaranty Trust Company

J.F. Welch, Jr.      General Electric Company     Chairman of the Board
                     3135 Easton Turnpike         and Chief Executive
                     Fairfield, CT 06431          Officer, General Electric
                                                  Company


                GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS


                     PRESENT                      PRESENT
NAME                 BUSINESS ADDRESS             PRINCIPAL OCCUPATION
----                 ----------------             --------------------

J.F. Welch, Jr.      General Electric Company     Chairman of the Board and
                     3135 Easton Turnpike         Chief Executive Officer,
                     Fairfield, CT 06431          General Electric Company

P.D. Ameen           General Electric Company     Vice President and
                     3135 Easton Turnpike         Comptroller, General
                     Fairfield, CT 06431          Electric Company

J.R. Bunt            General Electric Company     Vice President and
                     3135 Easton Turnpike         Treasurer, General Electric
                     Fairfield, CT 06431          Company

W.J. Conaty          General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         Human Resources,
                     Fairfield, CT 06431          General Electric Company

D.D. Dammerman       General Electric Company     Vice Chairman of the Board
                     3135 Easton Turnpike         Executive Officer, General
                     Fairfield, CT 06431          Electric Company; Chairman
                                                  and Chief Executive Officer,
                                                  General Electric Capital
                                                  Services, Inc.

L.S. Edelheit        General Electric Company     Senior Vice President -
                     P. O. Box 8                  Corporate Research
                     Schenectady, NY 12301        and Development, General
                                                  Electric Company

B.W. Heineman, Jr.   General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         General Counsel and
                     Fairfield, CT 06431          Secretary, General Electric
                                                  Company

J.R. Immelt          General Electric Company     Senior Vice President -
                     P.O. Box 414                 GE Medical Systems
                     Milwaukee, WI 53201

L. R. Johnston       General Electric Company     Senior Vice President -
                     Appliance Park               GE Appliances
                     Louisville, KY 40225

W.J. McNerney, Jr.   General Electric Company     Senior Vice President -
                     1 Neumann Way                GE Aircraft Engines
                     Cincinnati, OH  05215

R.L. Nardelli        General Electric Company     Senior Vice President -
                     1 River Road                 GE Power Systems
                     Schenectady, NY 12345

R.W. Nelson          General Electric Company     Vice President -
                     3135 Easton Turnpike         Corporate Financial Planning
                     Fairfield, CT 06431          and Analysis, General
                                                  Electric Company

J.D. Opie            General Electric Company     Vice Chairman of the Board
                     3135 Easton Turnpike         and Executive Officer,
                     Fairfield, CT 06431          General Electric Company

G.M. Reiner          General Electric Company     Senior Vice President -
                     3135 Easton Turnpike         Chief Information Officer,
                     Fairfield, CT 06431          General Electric Company

J.G. Rice            General Electric Company     Vice President -
                     2901 East Lake Road          GE Transportation Systems
                     Erie, PA  16531

G.L. Rogers          General Electric Company     Senior Vice President -
                     1 Plastics Avenue            GE Plastics
                     Pittsfield, MA 01201

K.S. Sherin          General Electric Company     Senior Vice President
                     3135 Easton Turnpike         Finance and Chief Financial
                     Fairfield, CT 06431          Officer, General Electric
                                                  Company

L.G. Trotter         General Electric Company     Senior Vice President -
                     41 Woodford Avenue           GE Industrial Systems
                     Plainville, CT 06062

M.S. Zafirovski      General Electric Company     Senior Vice President -
                     Nela Park                    GE Lighting
                     Cleveland, OH 44112